Exhibit 99.1

Iovance Biotherapeutics and Cellectis Enter into a Research Collaboration and Exclusive Worldwide License Agreement

Iovance Biotherapeutics Will Use TALEN® Technology from Cellectis to Develop Gene-Edited TIL

SAN CARLOS, Calif. & NEW YORK--(BUSINESS WIRE)--January 12, 2020--Iovance Biotherapeutics, Inc. (NASDAQ: IOVA), a late-stage biotechnology company developing novel T cell-based cancer immunotherapies, and Cellectis (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-Cells (UCART), announced today that the companies have entered into a research collaboration and exclusive worldwide license agreement whereby Iovance will license certain TALEN® technology from Cellectis in order to develop tumor infiltrating lymphocytes (TIL) that have been genetically edited to create more potent cancer therapeutics.

The worldwide exclusive license enables Iovance Biotherapeutics’ use of TALEN® technology addressing multiple gene targets to modify TIL for therapeutic use in several cancer indications. Financial terms of the license include development, regulatory and sales milestone payments from Iovance Biotherapeutics to Cellectis, as well as royalty payments based on net sales of TALEN®-modified TIL products.

“We are very excited to be collaborating with Cellectis in applying the TALEN® gene-editing technology to Iovance’s TIL product. We believe that we can genetically modify TIL to make a more tumor-reactive anti-cancer product,” said Maria Fardis, Ph.D., MBA, President and Chief Executive Officer of Iovance Biotherapeutics. She added: “We plan to move a TALEN®-edited TIL therapy into a clinical trial as rapidly as possible.”

“We are thrilled to be working with Iovance and believe that applying our TALEN® technology to TIL-based products will yield even better treatments for a variety of cancers,” added André Choulika, Ph.D., Chairman and CEO, Cellectis. “Patients remain at the heart of our company and it is our sincere hope that this collaboration can help provide more efficacious options to those in need.”

About Iovance Biotherapeutics, Inc.

Iovance Biotherapeutics aims to improve patient care by making T cell-based immunotherapies broadly accessible for the treatment of patients with solid tumors and blood cancers. Tumor infiltrating lymphocyte (TIL) therapy uses a patient’s own immune cells to attack cancer. TIL cells are extracted from a patient’s own tumor tissue, expanded through a proprietary process, and infused back into the patient. After infusion, TIL reach tumor tissue, where they attack tumor cells. The company is currently conducting pivotal studies in patients with metastatic melanoma and advanced cervical cancer. In addition, the company’s TIL therapies are being investigated for the treatment of patients with locally advanced, recurrent or metastatic cancers including head and neck and non-small cell lung cancer. A clinical study to investigate Iovance’s T cell therapy for blood cancers called peripheral blood lymphocyte (PBL) therapy is being initiated. For more information, please visit www.iovance.com.

About Cellectis

Cellectis is developing the first of its kind allogeneic approach for CAR-T therapies, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR-T cells to treat patients. As a clinical-stage biopharmaceutical company with over 20 years of expertise in gene editing, we are developing game-changer product candidates in immune-oncology. Utilizing TALEN®, our gene editing technology, and PulseAgile, our pioneering electroporation system, we are harnessing the power of the immune system to target and eradicate cancer cells.

As part of our commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet need for multiple cancers including B-cell acute lymphoblastic leukemia (B-ALL), non-Hodgkin lymphoma (NHL) and multiple myeloma (MM). Cellectis is listed on the Nasdaq (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. For more information, visit www.cellectis.com.

Follow Cellectis on social media: @Cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

Iovance Biotherapeutics Forward-Looking Statements

Certain matters discussed in this press release are “forward-looking statements” of Iovance Biotherapeutics, Inc. (hereinafter referred to as the “Company,” “we,” “us,” or “our”). We may, in some cases, use terms such as “predicts,” “believes,” “potential,” “continue,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. The forward-looking statements include, but are not limited to, risks and uncertainties relating to the success, timing, projected enrollment, manufacturing and production capabilities, and cost of our ongoing clinical trials and anticipated clinical trials for our current product candidates (including both Company-sponsored and collaborator-sponsored trials in both the U.S. and Europe), such as statements regarding the timing of initiation and completion of these trials; the timing of and our ability to successfully submit, obtain and maintain FDA or other regulatory authority approval of, or other action with respect to, our product candidates, including those product candidates that have been granted breakthrough therapy designation (“BTD”) or regenerative medicine advanced therapy designation (“RMAT”) by the FDA and new product candidates in both solid tumor and blood cancers; the strength of the Company’s product pipeline; the successful implementation of the Company’s research and development programs and collaborations; the Company’s ability to obtain tax incentives and credits; the guidance provided for the Company’s future cash, cash equivalent, and short term investment positions; the success of the Company’s manufacturing, license or development agreements; the acceptance by the market of the Company’s product candidates, if approved; and other factors, including general economic conditions and regulatory developments, not within the Company’s control. The factors discussed herein could cause actual results and developments to be materially different from those expressed in or implied by such statements. Actual results may differ from those set forth in this press release due to the risks and uncertainties inherent in the Company’s business, including, without limitation: the preliminary clinical results, which may include efficacy and safety results, from ongoing Phase 2 studies may not be reflected in the final analyses of these trials or subgroups within these trials; a slower rate of enrollment may impact the Company’s clinical trial timelines; enrollment may need to be adjusted for the Company’s trials and cohorts within those trials based on FDA and other regulatory agency input; the new version of the protocol which further defines the patient population to include more advanced patients in the Company’s cervical cancer trial may have an adverse effect on the results reported to date; the data within these trials may not be supportive of product approval; changes in patient populations may result in changes in preliminary clinical results; the Company’s ability or inability to address FDA or other regulatory authority requirements relating to its clinical programs and registrational plans, such requirements including, but not limited to, clinical, safety, manufacturing and control requirements; the Company’s interpretation of communications with the FDA may differ from the interpretation of such communications by the FDA; risks related to the Company’s ability to maintain and benefit from accelerated FDA review designations, including BTD and RMAT, which may not result in a faster development process or review of the Company’s product candidates (and which may later be rescinded by the FDA), and does not assure approval of such product candidates by the FDA or the ability of the Company to obtain FDA approval in time to benefit from commercial opportunities; the ability or inability of the Company to manufacture its therapies using third party manufacturers or its own facility may adversely affect the Company’s potential commercial launch; and additional expenses may decrease our estimated cash balances and increase our estimated capital requirements. A further list and description of the Company’s risks, uncertainties and other factors can be found in the Company’s most recent Annual Report on Form 10-K and the Company’s subsequent filings with the Securities and Exchange Commission. Copies of these filings are available online at www.sec.gov or www.iovance.com. The forward-looking statements are made only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Cellectis Forward-Looking Statements

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2018 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Iovance Biotherapeutics Investor Relations:
Annie Chang
Solebury Trout
646-378-2972
achang@troutgroup.com

Chad Rubin
Solebury Trout
646-378-2947
crubin@troutgroup.com

Iovance Biotherapeutics Media Relations:
Rich Allan
Solebury Trout
646-378-2958
rallan@troutgroup.com

Cellectis Media:
Jennifer Moore
VP of Communications
917-580-1088
media@cellectis.com

Caitlin Kasunich
KCSA Strategic Communications
212-896-1241
ckasunich@kcsa.com

Cellectis Investor Relations:
Simon Harnest
VP of Corporate Strategy and Finance
646-385-9008
simon.harnest@cellectis.com